

Mail Stop 4631

December 19, 2017

Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

     Re: Lennar Corporation
             Registration Statement on Form S-4
             Filed November 22, 2017
             File No. 333-221738

Dear Mr. Sustana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page/Letter to Stockholders

1. Please disclose the trading symbol and share price of Lennar's Class A and Class B common stock on NYSE as of the latest practicable date.

2. Please state the number of shares of Class A and Class B common stock Lennar is expected to issue in the Merger.

Questions and Answers, page iv

What am I being asked to vote on and why is this approval necessary?

3. Based on your disclosure in the last paragraph of this section, we understand that it is very likely that Lennar could complete the Merger without approval of the Lennar Authorized Share Proposal because MP CA Homes has ensured that cash election will be fully exercised by agreeing to receive cash for the number of shares by which CalAtlantic stockholders' cash elections fall short of the maximum of $1,162,250,000 or 24,083,091 CalAtlantic shares. Please clarify, here and where similar disclosure exists, that Lennar will complete the merger even if approval of the Lennar Authorized Share Proposal is not obtained, provided that the increased shares are not necessary to issue all of the shares of Class A common stock that will be required. In this regard, we note your disclosure regarding this proposal as a condition to the merger on page 8 under "Conditions to Completion of the Merger."

Summary, page 1

4. Please disclose here that following the consummation of the merger transaction, the shareholders of CalAtlantic are expected to hold approximately 26% of the total number of shares outstanding. In this regard, we note your disclosure under the Question and Answers section on page vi and your risk factor on page 29.

Voting Agreements, page 6

5. In your disclosure in the third paragraph under this heading, please disclose the percentage of Class A common stock that is owned by Mr. Miller and the Miller entities, since a majority of the Class A common stock, voting as a separate class, as well as the Class A and Class B voting together, are required to approve the Lennar Authorized Share Proposal.

Summary Unaudited Pro Forma Condensed Combined Financial Statements, page 18

6. We note your disclosure that on a pro forma combined basis it is expected that there will be 325,482,000 shares outstanding as a result of the merger. Please tell us and expand your disclosures to highlight how that amount was determined. Please reconcile that amount to the 85,517,000 shares that will be issued for CalAtlantic shares as a result of the merger as disclosed in your note 6 to the Unaudited Pro Forma Condensed Combined Financial Statements for Lennar and CalAtlantic on page F-15.

Background to the Merger, page 35

7. Disclosure on pages 38 and 39 refers to a preliminary valuation analysis presented to the CalAtlantic board by J.P. Morgan. Please address whether you believe this analysis is a

report, opinion or appraisal of J.P. Morgan materially relating to the transaction. If so, please provide the information required by Item 1015(b)(6) of Regulation M-A regarding the procedures followed, findings and other information communicated in that analysis, and any updates to it that J.P. Morgan presented to the board that are discussed in the proxy statement/prospectus.

Expected Benefits of the Merger, page 48

8. In the second bullet point, please quantify the accretion to earnings per share in 2018 and 2019 that the Lennar board anticipated as an expected benefit of the merger. Similarly, in the sixth bullet point, please quantify the cost savings in 2018 and in and after 2019 that the Lennar board considered.

9. In the ninth bullet point, please quantify the reduction in ratios of debt to total capital and net debt to total capital that Lennar considered a benefit to the merger.

10. Please elaborate on the "top tier gross margins" that Lennar expects the combined company to have in the eleventh bullet point.

Strategic and Financial Benefits of Merger, page 50

11. In the fifth bullet point, please quantify the synergies and cost savings that the CalAtlantic board considered as a strategic or financial benefit of the merger.

Opinion of CalAtlantic's Financial Advisor, page 52

12. Please provide us supplementally with copies of any board books or similar materials provided by J.P. Morgan to the CalAtlantic board in connection with its analysis and opinion.

13. In the last paragraph on page 57, please elaborate on the "additional incentive fee" that will be determined based on the consideration at closing and that is contingent upon completion of the Merger. Please explain how the amount of the fee will be determined and if possible, quantify the expected amount of the fee or a reasonable range.

Certain U.S. Federal Income Tax Considerations, page 69

Tax Opinion, page 70

14. We note your statement that the discussion of tax consequences assumes that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

Similar disclosure reflecting this assumption appears in the Q&A on page xiii. Please revise these and similar disclosures to remove reliance on this assumption. Note that in counsel's tax opinion supporting the description of tax consequences in the filing, it is not appropriate to assume any legal conclusion underlying the opinion. For additional information, please see Section III.C.3 of Staff Legal Bulletin 19.

15. We understand that the tax opinion you describe in this section will be given at closing. Please note the requirement to file a tax opinion as an exhibit to the registration statement prior to effectiveness, as required by Item 601(b)(8) of Regulation S-K. If this opinion will be a "short form" opinion, then please revise the disclosure in this section to clearly state that the discussion constitutes counsel's opinion. Please see Sections III.B and III.D. of Staff Legal Bulletin 19.

Unaudited Pro Forma Condensed Combined Financial Statements of Lennar and CalAtlantic, page F-1

16. On page 92, you disclose that MP CA Homes will be deemed to have made a cash election with regard to the number of its CalAtlantic shares that would cause the cash elections to be made with regard to the maximum number of CalAtlantic shares to the extent that the CalAtlantic stockholders do not elect to receive cash consideration with regard to the maximum cash consideration allowable per the agreement. As such, please clarify whether there can be a scenario whereby, Lennar will not have to pay the $1,162,250,000 in cash. To the extent there is such a scenario, please also expand your disclosures to also include the pro forma impact to equity, the weighted average number of shares outstanding, and pro forma EPS should no CalAtlantic stockholders elect to redeem their shares for cash.

Notes to Pro Forma Condensed Combined Financial Statements, page F-6
Note J. Adjustments to weighted average shares, page F-9

17. Please revise pro forma Note J to disclose how the adjustment to the basic and diluted common share amounts was determined. In that regard, please reconcile the adjustments made to the Condensed as Adjusted CalAtlantic column to the 85,517,000 shares that is expected to be issued for CalAtlantic shares as a result of the merger as disclosed in your note 6 on page F-15.

Note 5. Pro Forma Senior Notes Offering Adjustments, page F-14

18. Please more fully disclose how you calculated the amounts of interest expense and capitalized interest adjustments associated with the $1.2 billion of senior notes payable as reflected in your Notes L and M.

Note 6. Preliminary Purchase Price, page F-15

19. We note your disclosure on page F-1 that "A final determination of the fair value of CalAtlantic's assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of CalAtlantic that exist as of the date of completion of the Merger and, therefore, cannot be made prior to the completion of the transaction." Please tell us whether you anticipate allocating any of the purchase price consideration to specific identifiable intangible assets (e.g. customer lists, contracts acquired, trademarks, etc.). If so, please revise your disclosure to highlight the potential expected intangible assets and expected amortization period. If no amounts are expected to be recognized, please explain why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: David Bernstein, Esq.